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November 23, 2010

Via EDGAR

Ms. Claire Erlanger
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Eagle Bulk Shipping Inc. Form 10-K for the year ended December 31, 2009 File No. 1-33831

Dear Ms. Erlanger:

This confirms our telephone conversation in which it was agreed that the time of Eagle Bulk Shipping Inc. to respond to the Staff’s comment letter dated November 12, 2010, has been extended to December 31, 2010.  Thank you for your kind consideration.

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Edward S. Horton at (212) 574-1265.

Very truly yours, SEWARD & KISSEL LLP By: /s/ Gary J. Wolfe Gary J. Wolfe
Cc: Linda Cvrkel

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